As filed with the Securities and Exchange Commission on March 26, 2010

Securities Act File No. 333-111662

Investment Company Act File No. 811-21482

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

PRE-EFFECTIVE AMENDMENT NO.                  ☐

POST-EFFECTIVE AMENDMENT NO. 19 ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

AMENDMENT NO. 19 ☒

(Check appropriate box or boxes)

SunAmerica Specialty Series

(Exact Name of Registrant as Specified in Charter)

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 858-8850

Gregory N. Bressler, Esq.	With copies to:
Senior Vice President and General Counsel	Jon S. Rand, Esq.
SunAmerica Asset Management Corp.	Dechert LLP
Harborside Financial Center	1095 Avenue of the Americas
3200 Plaza 5	New York, NY 10036
Jersey City, NJ 07311
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practical after this Registration Statement becomes effective.

It is proposed that this filing will become effective (check appropriate box)

☒ This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-111662.

If appropriate, check the following box:

☐   this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART C

OTHER INFORMATION

ITEM 28: EXHIBITS.

(a)(i)                       Amended and Restated Certificate of Trust – Incorporated herein by reference to Post Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 26, 2010.

(ii)                  Amended and Restated Declaration of Trust – Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2008.

(iii)               Amended and Restated Schedule A to the Declaration of Trust – Incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 23, 2008.

(iv)              Amendment to Amended and Restated Declaration of Trust. Incorporated herein by reference to Post-Effective Amendment No. 17 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on December 24, 2009.

(v)                 Amendment to Amended and Restated Declaration of Trust. Incorporated herein by reference to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 26, 2010.

(b)(i)                      By-Laws - Incorporated herein by reference to Registrant’s initial Form N-1A Registration Statement (File No. 333-111662) filed on December 31, 2003.

(ii)                  Amendment No. 1 to the By-Laws - Incorporated herein by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(iii)               Amendment No. 2 to the By-Laws. Incorporated herein by reference to Post-Effective Amendment No. 17 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on December 24, 2009.

(c)                                  Instruments Defining Rights of Shareholders - Incorporated herein by reference to Exhibits (a) and (b) above.

(d)(i)                      Form of Investment Advisory and Management Agreement between Registrant and AIG SunAmerica Asset Management Corp. (“SunAmerica”) - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(ii)                  Form of Subadvisory Agreement between Registrant, SunAmerica and Trajectory Asset Management LLC (“Trajectory”) - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(iii)               Amendment to Subadvisory Agreement between Registrant, SunAmerica and Trajectory (2010, 2015 and 2020 High Watermark Funds).  Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2007.

(iv)              Amendment to Subadvisory Agreement between Registrant, SunAmerica and Trajectory (2010, 2015 and 2020 High Watermark Funds) – Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2008.

(v)                 Investment Advisory and Management Agreement between Registrant and SunAmerica (Alternative Strategies Fund) - Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(vi)              Subadvisory Agreement between SunAmerica and Pelagos Capital Management, LLC (“Pelagos”) (Alternative Strategies Fund) - Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(e)(i)          Form of Distribution Agreement between Registrant and SunAmerica Capital Services, Inc. - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(ii)                  Form of Selling Agreement - Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement of SunAmerica Equity Funds on Form N-1A (File No. 33-8021) filed on November 29, 2007.

(f)(i)         Directors’/Trustees’ Retirement Plan, as amended - Incorporated herein by reference to Post Effective Amendment No. 45 to the Registration Statement of SunAmerica Equity Funds on Form N-1A (File No. 33-8021) filed on January 26, 2007.

(i)(a)     Amendment to SunAmerica Disinterested Directors’/Trustees’ Retirement Plan. Incorporated herein by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-1A (File No. 33-8021) of SunAmerica Equity Funds filed on January 27, 2009.

(g)(i)                      Master Custodian Contract - Incorporated by reference to Post Effective Amendment No. 42 to the Registration Statement of SunAmerica Equity Funds on Form N-1A (File No. 33-8021) filed on January 24, 2006.

(h)(i)                      Form of Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(i)(a)       Amendment to Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company.  Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A (File No. (333-111662) filed on February 28, 2007.

(ii)                  Form of Service Agreement between Registrant and AIG SunAmerica Fund Services, Inc. - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(iii)               Form of Put Agreement among Registrant and Prudential Global Funding (“PGF”) - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(iii)(a) Form of amendments to Lookback Option Agreements between Registrant and PGF.  Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-1A (File No. 33-111662) filed on February 27, 2009.

(iv)              Form of Indemnification Agreement by and between SunAmerica Capital Services, Inc., PGF and Prudential Financial, Inc. (“Prudential Financial”) - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 22, 2004.

(v)                 Administrative and Shareholder Services Agreement between Registrant and SunAmerica Capital Services, Inc. (2015 and 2020 High Watermark Funds Class I shares) – Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(vi)              Administrative and Shareholder Services Agreement between Registrant and SunAmerica Capital Services, Inc. (Alternative Strategies Fund Class W shares) – Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(vii)           Expense Limitation Agreement by and among Registrant, SunAmerica Equity Funds, SunAmerica Income Funds, SunAmerica Focused Series, Inc., SunAmerica Money Market Funds, Inc., SunAmerica Senior Floating Rate Fund, Inc. and SunAmerica – Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(vii)(a)     Form of Fee Waiver Agreement between Registrant and SunAmerica.  Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-1A (File No. 33-111662) filed on February 27, 2009.

(vii)(b)     Form of Fee Waiver Agreement between SunAmerica and Pelagos.  Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-1A (File No. 33-111662) filed on February 27, 2009.

(viii)         Appointment of Agent for Service of Process. Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-1A (File No. 33-111662) filed on February 27, 2009.

(ix)            Form of Indemnification Agreement between the Registrant and each of the Independent Trustees. Incorporated herein by reference to Post-Effective Amendment No. 43 Registration Statement on N-1A (File No. 33-6502) of SunAmerica Income Funds filed on July 29, 2009.

(i)(i)                          Opinion of Counsel to the Registrant – Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2008.

(ii)                  Opinion of Counsel to the Registrant (Alternative Strategies Fund) – Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(j)(i)                          Consent of PricewaterhouseCoopers LLP – Incorporated herein by reference to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A (File No. 33-111662) filed on February 26, 2010.

(ii)      Consent of Independent Registered Public Accounting Firm relating to the Financial Statements of PGF and Prudential Financial – Filed herewith.

(k)(i)                       Financial Statements of PGF - Filed herewith.

(ii)      Financial Statements of Prudential Financial –  Incorporated herein by reference are the audited financial statements for the fiscal year ended December 31, 2009, previously filed in Prudential Financial’s Annual Report on Form 10-K (File No. 001-16707) with the SEC on February 26, 2010.

(l)                                     Not applicable.

(m)(i)                    Form of Distribution Plan pursuant to Rule 12b-1 (2015, 2020 and  2025 High Watermark Funds and Alternative Strategies Fund Class A shares) – Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(ii)                  Form of Distribution Plan pursuant to Rule 12b-1 ( 2015, 2020 and  2025 High Watermark Funds and Alternative Strategies Fund Class C shares) – Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

(n)(i)      Amended and Restated Rule 18f-3 Plan – Incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 23, 2008.

(o)(i)                      Power of Attorney – Incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on June 23, 2008.

(p)(i)                      Code of Ethics of SunAmerica, SunAmerica Capital Services Inc. and Registrant - Incorporated herein by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-1A (File No. 333-134226) of SunAmerica Senior Floating Rate Fund, Inc. filed on April 29, 2008.

(ii)                  Code of Ethics for Trajectory - effective February 1, 2005. Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on February 28, 2007.

(iii)               Code of Ethics for Pelagos – Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A (File No. 333-111662) filed on September 19, 2008.

ITEM 29.                       PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

The following open-end management investment companies may be considered to be under common control with the Registrant:

Anchor Series Trust

SunAmerica Equity Funds

SunAmerica Focused Series, Inc.

SunAmerica Income Funds

SunAmerica Money Market Funds, Inc.

SunAmerica Senior Floating Rate Fund, Inc.

Seasons Series Trust

SunAmerica Series Trust

ITEM 30.                       INDEMNIFICATION.

Article VII, Section 3 of the Registrant’s Declaration of Trust provides as follows:

Section 3.       Indemnification.

(a)                                  Subject to the exceptions and limitations contained in paragraph (b) below:

(i)                                     every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with the defense of any proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii)                                  for purposes of this Section 3 and Section 5 of this Article VII below, “agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” includes, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b)                                 No indemnification shall be provided hereunder to a Covered Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(c)                                  The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws may be insured by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person as to acts or omissions as a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d)                                 Expenses in connection with the defense of any proceeding of the character described in paragraph (a) above shall be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this

Section 3; provided, however, that, to the extent required under the 1940 Act, but only to such extent, either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under Section 3.

(e)                                  Any repeal or modification of this Article VII or adoption or modification of any other provision of this Declaration of Trust inconsistent with this Article VII shall be prospective only to the extent that such repeal, modification or adoption would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.

(f)                                    Notwithstanding any other provision of this Declaration of Trust to the contrary, any liability and/or expense against which any Covered Person is indemnified under this Section 3 and any advancement of expenses that any Covered Person is entitled to be paid under paragraph (d) above shall be deemed to be joint and several obligations of the Trust and each Series, and the assets of the Trust and each Series shall be subject to the claims of any Covered Person therefor under this Article VII; provided that any such liability, expense or obligation may be allocated and charged by the Trustees between or among the Trust and/or any one or more Series (and Classes thereof) in such manner as the Trustees in their sole discretion deem fair and equitable.

ITEM 31.                       BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.

The descriptions of SunAmerica, the Registrant’s investment adviser, under the heading “Fund Management” in the Prospectus and “Manager, Adviser, Personal Securities Trading, Distributor and Servicing Agent” in the Statement of Additional Information, constituting parts A and B, respectively, of this Post-Effective Amendment to the Registration Statement, are incorporated herein by reference.

Trajectory and Pelagos, the Advisers of certain of the Funds of the Registrant, are primarily engaged in the business of rendering investment advisory services. Reference is made to the recent Form ADV and schedules thereto on file with the Securities and Exchange Commission for a description of the names and employment of the directors and officers of the following Advisers, and other required information:

File No.
Trajectory Asset Management LLC	801-62662
Pelagos Capital Management, LLC	801-69056

The following chart provides the names of each director, officer or partner of SunAmerica and describes any other business, profession, vocation or employment of a substantial nature that each such person has been engaged during the last two fiscal years for his or her own account or in the capacity of director, officer, employee, partner or trustee.

Name	Adviser	Position with Adviser	Other positions held by directors, officers or partners of the Adviser

Peter A. Harbeck	SunAmerica	Director and President and Chief Executive Officer	Director, SunAmerica Capital Services, Inc. Director, AIG SunAmerica Fund Services, Inc. Executive Vice President, AIG Retirements Services, Inc. Chairman, Advisor Group, Inc.

Jay S. Wintrob	SunAmerica	Director

Executive Vice President,
American International Group, Inc.*
Director, President & Chief
Executive Officer, AIG
Retirement Services, Inc.*
Director, President & Chief
Executive Officer, SunAmerica
Life Insurance Company
Director, Chief Executive
Officer, SunAmerica Life
Assurance Company
Direct, Chief Executive Officer,
First SunAmerica Life
Insurance Company
Director, Advisor Group, Inc.*

Christine A. Nixon	SunAmerica	Director, Secretary

Senior Vice President, General
Counsel & Secretary, AIG
Retirement Services, Inc.*
Secretary, Advisor Group, Inc.*
Senior Vice President &
Secretary, SunAmerica
Life Assurance Company*
Director, Senior Vice President
& Secretary, First SunAmerica
Life Insurance Company*
Senior Vice President, General
Counsel & Secretary, First
SunAmerica Life Insurance Company*

James Nichols	SunAmerica	Senior Vice President	Director, President, Chief Executive Officer, SunAmerica Capital Services, Inc.

John T. Genoy	SunAmerica	Senior Vice President, Chief Financial Officer, Chief Operating Officer	Vice President, SunAmerica Capital Services, Inc. Vice President, Chief Financial Officer & Controller, SunAmerica Fund Services, Inc.

Timothy P. Pettee	SunAmerica	Senior Vice President, Chief Investment Officer	None

Cynthia A. Skrehot	SunAmerica	Vice President	Chief Compliance Officer, SunAmerica (2002-2006)

Michael Cheah	SunAmerica	Senior Vice President	None

Donna M. Handel	SunAmerica	Senior Vice President	None

* Principal Business Addresses:

American International Group, Inc., 70 Pine Street, New York, NY 10270

AIG Retirement Services, Inc., 1 SunAmerica Center, Los Angeles, CA 90067

Advisor Group, Inc., One World Financial Center, New York, NY 10281,
2300 Windy Ridge Parkway, Suite 1100, Atlanta, Georgia 30339,
2800 N. Central Ave. Ste. 2100, Phoenix, AZ 85004-1072

SunAmerica Life Assurance Company, 1 SunAmerica Center, Los Angeles, CA 90067

First SunAmerica Life Insurance Company, 733 Third Avenue, New York, NY 10017

SunAmerica Life Insurance Company, 1 SunAmerica Center, Los Angeles, CA 90067

Reference is also made to the caption “Fund Management” in the Prospectus constituting Part A of the Registration Statement and “Manager, Adviser, Personal Securities Trading, Distributor and Servicing Agent” and “Trustees and Officers” in the Statement of Additional Information constituting Part B of the Registration Statement.

Steven Neimeth	SunAmerica	Senior Vice President	None

Gregory N. Bressler	SunAmerica	Senior Vice President, General Counsel, Assistant Secretary	None

Frank Curran	SunAmerica	Vice President, Controller	None

Kathleen Fuentes	SunAmerica	Vice President	None

John McLean	SunAmerica	Vice President	None

Thomas Bennett	SunAmerica	Vice President	President, SunAmerica Fund Services, Inc.

Nori L. Gabert	SunAmerica	Vice President	None

Gregory Kingston	SunAmerica	Vice President	None

Geroge Mitrica	SunAmerica	Vice President	None

Iris Mojica	SunAmerica	Vice President	None

James Monaghan	SunAmerica	Vice President	None

Andrew Sheridan	SunAmerica	Vice President	None

Betsy Treitler	SunAmerica	Vice President	None

Keith Roach	SunAmerica	Assistant Vice President	None

Patricia Auld	SunAmerica	Assistant Vice President	None

Miriam Gonzalez	SunAmerica	Assistant Vice President	None

Virginia N. Puzon	SunAmerica	Assistant Secretary

Director - Corporate Legal
Affairs and Assistant Secretary,
AIG Retirement Services, Inc.
Assistant Secretary,
Advisor Group, Inc.,
SunAmerica Life Assurance
Company, First SunAmerica
Life Insurance Company,
SunAmerica Life Insurance Company

Matthew J. Hackethal	SunAmerica	Chief Compliance Officer	None

David E. Ballard	SunAmerica	Senior Vice President, Group Chief Technology Officer and Division Chief Information Officer	None

* Principal Business Addresses:

American International Group, Inc., 70 Pine Street, New York, NY 10270

AIG Retirement Services, Inc., 1 SunAmerica Center, Los Angeles, CA 90067

Advisor Group, Inc., One World Financial Center, New York, NY 10281,

2300 Windy Ridge Parkway, Suite 1100, Atlanta, Georgia 30339,

2800 N. Central Ave. Ste. 2100, Phoenix, AZ 85004-1072

SunAmerica Annuity and Life Assurance Company, 1 SunAmerica Center, Los Angeles, CA 90067

First SunAmerica Life Insurance Company, 733 Third Avenue, New York, NY 10017

Reference is also made to the caption “Fund Management” in the Prospectus constituting Part A of the Registration Statement and “Manager, Adviser, Personal Securities Trading, Distributor and Servicing Agent” and “Trustees and Officers” in the Statement of Additional Information constituting Part B of the Registration Statement.

ITEM 32.                       PRINCIPAL UNDERWRITERS.

  (a)       The principal underwriter of the Registrant also acts as principal underwriter for:

  SunAmerica Income Funds

  SunAmerica Equity Funds

  SunAmerica Money Market Funds, Inc.

  SunAmerica Focused Series, Inc.

  SunAmerica Series Trust

  SunAmerica Senior Floating Rate Fund, Inc.

  (b)      The following persons are the officers and directors of SunAmerica Capital Services, Inc., the principal underwriter of Registrant’s Shares:

Name and Principal	Position With	Position With
Business Address	Underwriter	Registrant

Peter A. Harbeck Harborside Financial Center 3200 Plaza 5 Jersey City, NJ 07311	Director	Trustee

James Nichols Harborside Financial Center 3200 Plaza 5 Jersey City, NJ 07311	President, Chief Executive Officer and Director	Vice President

Joseph D. Neary Harborside Financial Center 3200 Plaza 5 Jersey City, NJ 07311	Chief Compliance Officer	None

Stephen Maginn 21650 Oxnard St Woodland Hills, CA 91367	Director	None

Frank P. Curran Harborside Financial Center 3200 Plaza 5 Jersey City, NJ 07311	FINOP	None

(c)             Not applicable.

ITEM 33.                       LOCATION OF ACCOUNTS AND RECORDS.

SunAmerica, Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992 or an affiliate thereof, will maintain physical possession of each such accounts, books or other documents of Registrant, except for those maintained by Registrant’s custodian, State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, MA 02171, and its affiliate, Boston Financial Data Services, P.O. Box 419572, Kansas City, MO 64141-6572.  SunAmerica also maintains records at 2929 Allen Parkway, Houston, Texas 77019, Trajectory Asset Management LLC, 780 Third Avenue, 32nd Floor, New York, NY 10017 and Pelagos Capital Management, LLC, One International Place, 14th Floor, Boston, MA 02110.

ITEM 34.                       MANAGEMENT SERVICES.

Not applicable.

ITEM 35.                       UNDERTAKINGS.

The following undertakings relate solely to the Funds as an individual series of the Trust. Any filing, notice or other action required by the following undertakings shall be limited in all respects to the Funds and any action taken by the Trust, on behalf of the Funds, shall be limited to the Funds and shall not require any action to be taken by any other series of the Trust. Capitalized terms used in these undertakings and not otherwise defined, have the respective meanings assigned to them in the Prospectus, which is a part of this Registration Statement.

1.                  During the Investment Period, the Registrant hereby undertakes to promptly supplement the Prospectus and mail notices to current shareholders after the happening of significant events related to the Put Agreement. These significant events include (i) the termination of the Put Agreement; (ii) the insolvency of Prudential Financial or PGF; (iii) a default under the Put Agreement which has a material adverse effect on the shareholders’ right to receive the Protected High Watermark Value; or (iv) a reduction in the credit rating of Prudential Financial’s long-term debt securities as issued by Standard & Poor’s Corporation (or its successors) or Moody’s Investors Service, Inc. (or its successors) to BBB- or lower or Baa3 or lower, respectively. Prudential Financial’s long-term senior debt is rated Baa2(Moody’s)/A (S&P) as of March 24, 2010.

2.                  If at any time during the Investment Period during which the Registrant is required to file amendments to its registration statement with respect to the Funds under the Investment Company Act of

1940, as amended (the “1940 Act”), Prudential Financial (or such successors or substituted entities) ceases to file periodic reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Registrant hereby undertakes to update its registration statement on an annual basis under the 1940 Act to include updated audited financial statements for Prudential Financial (or any successors or substituted entities thereto) covering the periods that would otherwise have been required by Form 10-K under the Exchange Act. Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Funds, the consent of the independent auditors of Prudential Financial (or such successors or substituted entities), as applicable, regarding such reports.

3.                  During the Investment Period, the Registrant hereby undertakes to include in the Registrant’s annual and semiannual report to shareholders with respect to the Funds an offer to supply the most recent annual and/or quarterly report of Prudential Financial and PGF or their successors to the Put Agreement, respectively, free of charge, upon a shareholder’s request.

4.                  The Registrant hereby undertakes to update its registration statement on an annual basis under the 1940 Act with respect to the Funds to incorporate by reference the annual report on Form 10-K or include the audited financial statements covering the periods that would otherwise have been required by Form 10-K for each of (i) PGF; (ii) Prudential Financial; (iii) PGF’s and Prudential Financial’s successors to the Put Agreement, as applicable; or (iv) any entity which is replaced or substituted for PGF or Prudential Financial under a new put agreement or financial warranty agreement or the existing Put Agreement. PGF has represented to Registrant that its audited financial statements to be included in Registrant’s registration statement, as it may be amended from time to time, have been and will be prepared in accordance with Regulation S-X and U.S. GAAP, as if PGF was required to file Form 10-K under the Exchange Act. Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Funds, the consent of the independent auditors of each of Prudential Financial and PGF (or such successors or substituted entities), as applicable, regarding such reports.

5.                  In the event the Registrant enters into a new put agreement or financial warranty agreement with an entity other than PGF or Prudential Financial (“Substitute Put Provider”), and such Substitute Put Provider files Forms 10-K under the Exchange Act then Registrant hereby undertakes to incorporate by reference in its Statement of Additional Information on an annual basis under the 1940 Act updated audited financial statements for the Substitute Put Provider included in such Forms 10-K under the Exchange Act. In the event that at any time during the Investment Period during which the Registrant is required to file amendments to its Registration Statement under the 1940 Act the Substitute Put Provider ceases to file a Form 10-K pursuant to the Exchange Act or if any other Substitute Put Provider is not required to file a Form 10-K pursuant to the Exchange Act, the Registrant undertakes to update its Registration Statement on an annual basis under the 1940 Act to include updated audited financial statements for the then-current Substitute Put Provider (or any successors or substituted entities thereto) and will obtain a representation from said Substitute Put Provider (or any successors or substituted entities thereto) that its audited financial statements provided to Registrant for inclusion in Registrant’s Registration Statement, as it may be amended from time to time, have been and will be prepared in accordance with Regulation S-X and U.S. GAAP covering the periods that would be required if the Substitute Put Provider was required to file Form 10-K under the Exchange Act. Any Substitute Put Provider’s audited financial statements will also be incorporated by reference in Registrant’s Statement of Additional Information. Further, the Registrant undertakes under any circumstances described in this paragraph to include as an exhibit to its Registration Statement as it relates to the Registrant, the consent of the independent auditors of the Substitute Put Provider (or such successors or substituted entities), as applicable, regarding such financial statements.

6.                  The Registrant hereby undertakes to update its registration statement to include as an exhibit the executed Put Agreement (excluding those provisions that may be omitted pursuant to an order granting confidential treatment of information pursuant to Rule 406 under the Securities Act of 1933) after it has been issued by PGF.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 462(d) under the Securities Act and has duly caused this Post-Effective Amendment No. 19 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, and State of New Jersey, on the 26th day of March, 2010.

AIG SERIES TRUST
(Registrant)

By:	/s/ John Genoy
John Genoy
President

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A has been signed by the following persons in the capacities and on the date indicated:

SIGNATURES	TITLES	DATE

*
Peter A. Harbeck	Trustee	March 26, 2010

/s/ Donna M. Handel
Donna M. Handel	Treasurer (Principal Financial and Accounting Officer)	March 26, 2010

*
Jeffrey S. Burum	Trustee	March 26, 2010

*
Samuel M. Eisenstat	Trustee	March 26, 2010

*
Stephen J. Gutman	Trustee	March 26, 2010

*
William F. Devin	Trustee	March 26, 2010

*
Dr. Judith L. Craven	Trustee	March 26, 2010

*
William J. Shea	Trustee	March 26, 2010

/s/ John Genoy
John Genoy	President (Principal Executive Officer)	March 26, 2010

*By:

/s/ John E. McLean	March 26, 2010
John E. McLean Attorney-in-Fact

*                 Pursuant to a power of attorney previously filed.

EXHIBIT INDEX

(j)	(iii)	Consent of PricewaterhouseCoopers LLP.

(k)	(i)	Financial Statements of PGF.